[LOGO] DESCARTES                                                       EXHIBIT I
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CONTACT INFORMATION:

PUBLIC RELATIONS                        INVESTOR RELATIONS
Kimberley Emmerson                      Chaya Cooperberg
(519) 746-6114, ext. 2562               (519) 746-6114 ext. 2757
kemmerson@descartes.com                 ccooperberg@descartes.com





              DESCARTES REPORTS ON ANNUAL GOODWILL IMPAIRMENT TEST

WATERLOO, ONTARIO, FEBRUARY 5, 2003-- The Descartes Systems Group Inc., (Nasdaq:DSGX), (TSX:DSG), a trusted provider of logistics solutions , today announced that it expects to record a non-cash goodwill impairment charge for the fiscal year ended January 31, 2003. As required by Generally Accepted Accounting Principles ("GAAP"), Descartes adopted the provisions of Financial Accounting Standards Board's Statement of Financial Accounting Standards ("SFAS") No. 142 and the Canadian Institute of Chartered Accountants' ("CICA") Handbook Section 3062, "Goodwill and Other Intangible Assets" effective February 1, 2002, which require that goodwill no longer be amortized, but instead be tested for impairment at least annually. The Company has designated February 1 as the date for its annual impairment test. The Company anticipates that given the decline in its share price since February 1, 2002, the impairment test conducted under GAAP will require a write-down of approximately $104 million in the value of goodwill recorded on the Company's balance sheet. This goodwill impairment charge is a non-cash charge, and does not affect Descartes' operations.

ABOUT DESCARTES
The Descartes Systems Group Inc. (Nasdaq:DSGX) (TSX:DSG) is a trusted provider of logistics management technology. In more than 60 countries Descartes' leading logistics solutions drive operational efficiency, enhance customer responsiveness and improve precision in purchasing for global organizations. For more information, visit www.descartes.com.

All registered and unregistered trademarks mentioned in this release are the property of their respective owners.

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Statements in this release, other than historical performance, include forward-looking statements relating to Descartes and its application of the annual goodwill impairment test and the anticipated write-down on the Company's balance sheet, made under the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding the application of the annual goodwill impairment test, the Company's share price and the anticipated write-down on the Company's balance sheet. These forward-looking statements are neither promises nor guarantees, but involve risks and uncertainties that may cause actual results to differ materially from expectations. In particular, the application of the annual goodwill impairment test may result in a write-down that is different from that projected in this release. For further information regarding risks and uncertainties associated with Descartes' business, please refer to Descartes' documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada. Any forward-looking statements should be considered in light of these factors.